S 17008386 N

SEC Mail Processing Section
MAR 01 2017
Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PG Boole, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 North Main Street
(No. and Street)

Sherborn	MA	01770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Boole 617-763-3541
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Miller Wachman LLP
(Name - if individual, state last, first, middle name)

747 Washington Street	Holliston	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Boole, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PG Boole LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

P G Boole

Signature

Managing Principal

Title

Subscribed and sworn
to before me
this 28th day of February · 2017

Notary Public

Patricia A. Jennings-Flaherty
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Nov. 12, 2021

This report* contains (check all applicable boxes):

v	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PG BOOLE, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2016

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member
PG Boole, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of PG Boole's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The supplemental information is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information included, evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, The Computation of Net Capital under SEC Rule 15c3-1is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 27, 2017

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets:	
Cash	$19,810
Prepaid Expenses	1,712
Total Current Assets	21,522
Total Assets	$21,522

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 628
Accrued Expenses	4,803
Total Current Liabilities	5,431
Total Liabilities	5,431
Member's Equity:	16,091
Total Liabilities and Member's Equity	$21,522

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Retainer	$	20,000
Client Reimbursement		231
Other Income		1,122
Interest		3
Total Revenues		21,356
Operating Expenses:		
Professional fees		17,800
General and administrative		9,135
Occupancy		7,080
Regulatory fees		2,483
Total Operating Expenses		36,498
Net Income (Loss)		(15,142)
Member Contributions		17,239
Member Distributions		-
Member's Equity, beginning of year		13,994
Member's Equity, end of year	$	16,091

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (15,142)
Net Changes in Operating Assets and Liabilities:	
Prepaid Expenses	(442)
Accounts Payable	(1,328)
Accrued Expenses	153
Net Cash Used by Operating Activities	(16,759)
Cash Flows used in Financing Activities:	
Member Contributions	17,239
Member Distributions	-
Net Cash Provided by Financing Activities	17,239
Net Increase in Cash	480
Cash, beginning of year	19,330
Cash, end of year	$ 19,810

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
Notes to the Financial Statements
December 31, 2016

Note 1 – Nature of Business:

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC).

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Accounts Receivable

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2016, the Company did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition

Placement fees are recognized as earned and the income is reasonably determinable. The Company may receive non-refundable retainers recorded upon execution of agreements with managers to provide fund-raising services. These retainers are recorded when earned.

Note 3 – Equipment:

Cost	$ 2,151
Accumulated Depreciation	2,151
Net	$ -

Note 4 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2016, the Company had net capital pursuant to Rule 15c3-1 of $14,379, which was $9,379 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.38 to 1.

Note 5 – Income Taxes:

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

PG BOOLE, LLC
Notes to the Financial Statements
December 31, 2016

Note 6 – Commitment and Contingencies:

The Company contracted for its accounting and regulatory compliance services. The contract was for a one-year period ending December 31, 2016, and required various monthly and quarterly payments. Related expenses for the year ended December 31, 2016 were $13,700.

Note 7 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February 27, 2016, the date the financial statements were available to be issued.

Note 8 – Part X-17A-5:

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 – Operating Lease

The Company rents its office space as a tenant at will.

Note 10 – Concentration of Credit Risk

During the year ended December 31, 2016, one customer accounted for 100% of the Company's retainer revenue.

SUPPLEMENTARY REPORT

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2016

Computation of Net Capital:		
Total Member's Equity	$	16,091
Less: Nonallowable Assets		(1,712)
Net Capital	$	14,379
Computation of Excess Net Capital:		
Net Capital as Calculated Above	$	14,379
Net Capital Requirement		(5,000)
Excess Net Capital	$	9,379
Computation of Aggregate Indebtedness to Net Capital:		
Aggregate Indebtedness	$	5,431
Net Capital as Calculated Above		14,379
Ratio of Aggregate Indebtedness to Net Capital		0.38 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member
PG Boole LLC
Sherborn, Massachusetts

We have reviewed management's statements, included in the accompanying Report of Exemption from SEC Rule 15c3-3, in which (1) PG Boole LLC identified the following provisions of 17 C.F.R § 15c3-3(k) under which PG Boole LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions" and (2) PG Boole LLC stated that PG Boole LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PG Boole, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
February 27, 2017

Exemption Report Under Rule 17a-5(d)(4)

PG Boole, LLC (the "Company") is a registered-broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PG Boole, LLC

I, Phil Boole, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: President and CEO

February 27, 2017